September 7, 2005


Mail Stop 4561

Mr. Ronald E. Roark
P.O. Box 613
Cheyenne, Wyoming 82001

Re:	Crown NorthCorp, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	File No. 000-22936

Dear Mr. Roark:

      We have reviewed your response letter dated June 3, 2005 and have the following additional comments.

Form 10-KSB

Exhibit 20.2

Independent Auditors` Report

1. With respect to the accountants` report on the consolidated financial statements of Crown Northcorp Limited and subsidiaries, tell us how you considered PCAOB Auditing Standard No. 1 as it relates to making reference to the standards of the Public Company Accounting Oversight Board (United States).


General
2. As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant

??

??

??

??

Mr. Ronald Roark
Crown NorthCorp, Inc.
May 31, 2005
Page 2